Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter Ended
(dollar amounts in millions)	March 31, 2008	March 31, 2007 (a)
Earnings
Income from continuing operations before income taxes	$1,110	$645
Fixed charges, excluding interest on deposits	303	211

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	1,413	856
Interest on deposits	615	400

Income from continuing operations before income taxes and fixed charges, including interest on deposits	$2,028	$1,256

Fixed charges
Interest expense, excluding interest on deposits	$274	$194
One-third net rental expense (b)	29	17

Total fixed charges, excluding interest on deposits	303	211
Interest on deposits	615	400

Total fixed charges, including interest on deposits	$918	$611

Earnings to fixed charges ratios
Excluding interest on deposits	4.67	4.06
Including interest on deposits	2.21	2.06
(a)	Legacy The Bank of New York only.
(b)	The proportion deemed representative of the interest factor.